UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Coastal Pacific Mining Corp.

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

19049P 107

(CUSIP Number)

Larry Taylor

Coastal Pacific Mining Corp.

927 Drury Avenue N.E., Calgary, Alberta, T2E 0M3

(403) 475-3400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

19049P 107

1.

Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):

        Larry Taylor

2.    Check the Appropriate Box if a Member of a Group

(a)

(b)

X

3.

SEC Use Only

4.

Source of Funds (See Instructions)

OO

5.

Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.

Citizenship or Place of Organization

Canadian

Number of

7.  Sole Voting Power

3,200,000 shares of common stock

Shares Bene-

ficially

8.  Shared Voting Power

0

Owned by Each

Reporting

9.  Sole Dispositive Power

3,200,000 shares of common stock

Person With

10.

Shared Dispositive Power

0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,200,000 shares of common

stock

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)

17.8%

14.   Type of Reporting Person (See Instructions)

IN

Item 1.

Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, no par value, of Coastal Pacific Mining Corp. (the “Issuer”).  Its principal executive offices are located at 927 Drury Avenue N.E., Calgary, Alberta, Canada, T2E 0M3.

Item 2.

Identity and Background

(a)  This Schedule 13D is being filed by Larry Taylor.

(b)  The residential address of Larry Taylor is 44 Oliver Avenue, Gull Lake, RR1, Site 2, Box 9, Lacombe, Alberta, Canada, T4L 2N1.

(c)  The principal occupation of Larry Taylor is Businessman, President, Chief Executive Officer and Director of Coastal Pacific Mining Corp., Director of Calcite Corp. and President and Director of Phoenix Two Investment Corp.

(d)  During the last five (5) years, Larry Taylor has not been convicted in any criminal proceeding.

(e)  During the last five (5) years, Larry Taylor has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) Larry Taylor is a Citizen of Canada.

Item 3.

Source and Amount of Funds or Other Consideration

On May 30th, 2007, the Issuer received instructions from 961266 Alberta Inc., a creditor of the Issuer, to transfer the amount of $3,200.00 from its outstanding loan with the Issuer for the benefit of Larry Taylor to purchase his shares.  961266 Alberta Inc. is a majority shareholder of Coastal Pacific Mining Corp.

Item 4.

Purpose of Transaction

Larry Taylor purchased the shares based on his belief of an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to Larry Taylor, and the availability of shares at prices that would make the purchase of additional shares desirable, Larry Taylor may endeavor to increase his position in the Issuer through the purchase of shares on the open market or in private transactions.

There are no plans or proposals which Larry Taylor may have in regard to:

(a)

The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;

(b)

A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)

A sale or transfer of a material amont of assets of the Issuer or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Issuer;

(f)

Any other material change in the Issuer’s business or corporate structure;

(g)

Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

Any other actions similar to those above.

Larry Taylor has no present plans or proposals relating to the Issuer and has no plans to dispose of any of the shares of the Issuer at this time.

Item 5.

Interest in Securities of the Issuer

(a)

Larry Taylor holds a total of 3,200,000 shares of common stock of the Issuer directly in his name which represents 17.8% of a total of 17,900,000 issued and outstanding shares as of the date of this Schedule 13D.

(b)

Larry Taylor has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)

During the 60 sixty day period preceding the date of the filing of this Schedule 13D, Larry Taylor had not purchased any shares of the Issuer.

(d)

Larry Taylor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  Larry Taylor will have the right to receive the dividends.  No one other than Larry Taylor has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in his name referred to above in paragraph (a) of this Item 5.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.

Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2008

Date

/s/ Larry Taylor

Signature

Larry Taylor

Name/Title